Filed by FS KKR Capital Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

Merger announcement of FS KKR Capital Corp. (FSK) & FS KKR Capital Corp. II (FSKR)

Overview

1.	What are the details of the announced merger?

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FS KKR Capital Corp. (NYSE: FSK) and FS KKR Capital Corp. II (NYSE: FSKR) entered into an agreement and plan of merger (the “Merger Agreement”) to create one of the largest public business development companies (BDCs) in the industry, with approximately $15.8 billion in combined assets.

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We expect the merger to close in the second or third quarter of 2021, subject to shareholder approval and the satisfaction of other closing conditions set forth in the Merger Agreement. The combined company will trade under the ticker symbol FSK on the New York Stock Exchange (NYSE).

•	NAV-for-NAV merger: FSK will serve as the surviving entity given its longer operating history and will acquire 100% of FSKR’s common shares in a stock-for-stock transaction.

The number of FSK common shares to be issued to FSKR shareholders in the net asset value (NAV)-for-NAV merger will be based on an exchange ratio equal to the NAV per share of FSKR’s common stock divided by the NAV per share of FSK’s common stock, which will be calculated within two (2) business days prior to the closing of the merger. FSKR shareholders will receive cash in lieu of fractional shares of FSK common stock.

At closing, the NAV used to determine the exchange ratio will reflect the transaction expenses and any tax-related distributions. Prior to the merger, FSKR will distribute to shareholders any undistributed net investment income and net realized capital gains.

Illustrative NAV-for-NAV merger

As of December 31, 2020
FSKR NAV per share	$25.10
(÷) FSK NAV per share	$25.02
Conversion ratio	1.0032

Note: The above illustration does not consider the payment of transaction expenses or any tax-related distributions.

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A share repurchase plan of up to $100 million in shares is expected to be implemented following the closing of the merger to support FSK’s stock in the secondary market. We would expect purchases to commence in the first quarter following the closing of the merger in the event that the combined company’s stock trades below a specific level of NAV per share. Therefore, we would expect the repurchases would be accretive to the combined company’s NAV.

Strategic rationale

2.	What is the strategic rationale for the merger?

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Portfolio diversification and scale: The combined company will have increased size and scale with approximately $15.8 billion in assets. In addition, the transaction will create a portfolio with a more diverse mix of 203 portfolio companies across 23 industries while maintaining a low concentration of top issuers. The combined company’s investment objectives and strategy focused on senior secured debt will be consistent with FSK and FSKR. Over 71% of the combined portfolio will be composed of senior secured debt.

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Enhanced liquidity and market visibility: The combined company is expected to benefit from increased trading liquidity. The pro forma 30-day average trading volume of the combined company is approximately $18 billion compared to $9.1 billion and $9.0 billion, respectively, for FSK and FSKR, as of February 25, 2021. We believe deeper liquidity for the company’s stock and the potential for enhanced research coverage may help attract a broader and more diverse investor base.

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Reduced operating expenses: The merger is expected to further improve operating efficiencies given the larger asset base. The combined company will benefit from the elimination of duplicative administrative, regulatory and other professional services costs.

3.	What is the strategic rationale for FSKR shareholders?

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Enhanced dividend coverage: The merger is expected to enhance distribution coverage through the reduction in operating expenses and the ability to accelerate the deployment of FSKR’s $1.4 billion in available borrowings into accretive transactions.

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Portfolio diversification: The combined portfolio will be diversified across 203 portfolio companies across 23 industries on a pro forma basis as of December 31, 2020. The combined company’s investment objectives and strategy focused on senior secured debt will be consistent with FSKR’s. Over 71% of the combined portfolio will be composed of senior secured debt based on fair value as of December 31, 2020.

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Create path for improved liquidity for public stock: Following the listing of FSKR’s common shares on the NYSE in June 2020, we believe the merger will create deeper liquidity for the company’s stock and, in turn, help accelerate the expansion of the investor base.

4.	What is the strategic rationale for FSK shareholders?

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Increased portfolio diversification with higher exposure to senior secured debt: On a pro forma basis as of December 31, 2020, the combined portfolio will be composed of 203 portfolio companies while the percentage of senior secured investments will increase from an estimated 65.1% to 71.3%.

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Unlocks capital for future growth: FSK is currently operating at its target leverage of 1.19x (net debt-to-equity). The merger will allow the combined company to benefit from approximately $2.5 billion in available investment capacity, which can be deployed into accretive transactions.

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Reduce expenses to support distribution: The merger is expected to further improve operating efficiencies given the larger asset base. The combined company will benefit from the elimination of duplicative administrative, regulatory and other professional services costs.

Distributions

5.	Will there be any interruption to the payment of distributions?

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Prior to the closing of the merger, we currently expect each fund will continue to pay quarterly distributions and, subject to the completion of the merger, we currently expect that the combined company’s board will declare and pay distributions on a quarterly basis.

•	The combined company’s targeted distribution yield of 9% based on NAV will be in line with prior guidance.

6.	Will FSKR pay a special distribution in connection with the merger?

•	Upon or prior to the closing of the merger, FSKR will declare a distribution to its shareholders representing any remaining undistributed net investment income and net realized capital gains.

Proxy solicitation

7.	Will the merger require shareholder approval?

•	FSK and FSKR shareholders will be asked to approve proposals related to the merger at each respective fund’s special shareholder meeting on May 21, 2021.

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Investors are urged to review documents that FSK and FSKR file with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form N-14 that FSK filed with the SEC on February 25, 2021, which contains a joint proxy statement of FSK and FSKR and a prospectus of FSK (the “Proxy Statement”).

8.	What affirmative vote is required by shareholders for the merger and related proposals?

•	For each fund, the approval of the merger and related proposals will require the affirmative vote of shareholders owning more than 50% of each fund’s outstanding common stock.

9.	Will the funds incur expenses in soliciting proxies?

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The expenses of the solicitation of proxies for the special shareholder meetings, including the cost of preparing, printing and mailing the Proxy Statement/prospectus, the applicable accompanying notice of the special shareholder meeting of shareholders and the proxy card, will be borne by the respective funds.

•	FSK and FSKR have each retained Broadridge Investor Communication Solutions, Inc. to assist in the solicitation of proxies.

Tax impact

10.	Is the merger expected to be taxable to FSK shareholders?

•	No. The merger is not expected to be a taxable event for FSK shareholders.

11.	Is the merger expected to be taxable to FSKR shareholders?

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No. The merger is intended to qualify as tax-free for U.S. federal income tax purposes, and it is a condition of the fund’s respective obligations to complete the merger that it receives a legal opinion to that effect.

•	Shareholders of FSKR are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of FSKR for shares of FSK pursuant to the merger.

FS Investments

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Tax matters can be complicated, and the tax consequences of the merger for FSK and FSKR shareholders will depend on the particular tax situation of such shareholder. Shareholders should review carefully the Proxy Statement when it becomes available for more information and details as to the tax consequences of the merger. Shareholders should consult with their own tax advisors to determine the tax consequences of the merger.

Fees & expenses

12.	What will be the investment advisory fees of the combined company?

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In connection with the approval of the merger, the board of FSK approved an amended investment advisory agreement (the “Amended Advisory Agreement”), which will be submitted to shareholders for approval.

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Base management fee: The base management fee of the combined company will be consistent with the current investment advisory agreements for FSK and FSKR. Under the current investment advisory agreements, the base management fee is calculated at an annual rate of 1.50% of the average weekly value of the respective fund’s gross assets (excluding cash and cash equivalents) on all assets financed using leverage less than 1.0x debt-to-equity and 1.00% on all assets financed using leverage over 1.0x debt-to-equity.

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Incentive fee amendments: The proposed amendments are generally intended to result in incremental projected accretion to shareholders of FSK and FSKR, better align FSK’s advisory agreement with core market peers, and result in a more consistent and predictable pro forma earnings profile following the merger. In particular, the Amended Advisory Agreement, which would be executed upon the closing of the merger, would (i) reduce the subordinated income incentive fee rate from 20.0% to 17.5%; (ii) remove the total return “lookback” provision currently applicable to FSK, and (iii) FS/KKR Advisor will separately agree to waive an aggregate of $90 million of income incentive fees for the first six full fiscal quarters of operations post-merger ($15 million per quarter).

Contacts

ADVISORS AND RETAIL INVESTORS

877-628-8575

MEDIA (FS INVESTMENTS)

Melanie Hemmert, media@fsinvestments.com, 215-309-6843

MEDIA (KKR)

Kristi Huller, Cara Kleiman Major, or Miles Radcliffe-Tanner media@kkr.com, 212-750-8300

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. and FS KKR Capital Corp. II (collectively, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting

FS Investments

future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the BDCs. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including a registration statement on Form N-14 (File No. 333-251667) filed with the SEC on February 25, 2021, which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from the Funds’ website at www.fskkradvisor.com.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, Franklin Square Holdings, L.P. (which does business as FS Investments), KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

FS Investments